GARY B. WOLFF, P.C.
COUNSELOR AT LAW	488 Madison Avenue Suite 1100 New York, New York 10022
Tel: (212) 644-6446 Fax: (212) 644-6498 Email: wolffpc@nyc.rr.com

March 23, 2011

Duc Dang

Senior Counsel

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Exclusive Building Services, Inc. (the “Company” or “Issuer”)

Registration Statement Form S1/ Pre-Effective Amendment Three

File No.: 333-170393

Dear Mr. Dang:

Enclosed is Pre-Effective Amendment Three to the above Registration Statement. The changes are made in response to staff comments and to make appropriate updates in the unaudited interim financial statements. The paragraph numbers below correspond to the numbered comments in your comment letter dated March 4, 2011.

General

1.

We have added the requested disclosure in the first few paragraphs of THE OFFERING.

Risk Factors

Patricia G. Skarpa, our chief executive officer…has no significant experience…

2.

The Risk Factor has been edited to delete the mitigating language, which has been inserted elsewhere in the document.

The interest of shareholders may be hurt…

3.

A new Risk Factor #18 has been inserted. The discussion of the matter has also been expanded in BUSINESS.

If you have any questions or require anything further, please feel free to call me at 212-644-6446.

Sincerely,

/s/ Gary B. Wolff

Gary B. Wolff

cc:

Exclusive Building Services, Inc.